Filed by Bookham, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Avanex Corporation
Commission File: 000-29175
Bookham and Avanex Merger Conference Call
Jan 27, 2009
2:00 pm PT
CORPORATE PARTICIPANTS
Jim Fanucchi — Summit IR Group Inc. — IR
Alain Couder — Bookham, Inc. — President, CEO
Giovanni Barbarossa — Avanex Corporation — President, CEO
Jerry Turin — Bookham, Inc. — CFO
CONFERENCE CALL PARTICIPANTS
John Harmon — Needham & Company — Analyst
Ajit Pai — Thomas Weisel Partners — Analyst
Paul Bonenfant — Morgan Keegan — Analyst
Hamed Khorsand — BWS Financial — Analyst
Russ Piazza — Front Street Capital Management — Analyst
Operator
Good afternoon and welcome to the joint conference call announcing the proposed merger of Bookham Inc. and Avanex Corporation. At this time I would like to turn the call over to Jim Fanucchi of the Summit IR Group. Please go ahead, Mr. Fanucchi.
Jim Fanucchi — Summit IR Group Inc. — IR
Welcome everyone to the Bookham Avanex proposed merger conference call and webcast. Please note that the slides accompanying today’s presentation are available on the Investor Relations section of each company’s website. As a reminder, this conference call is being recorded for replay purposes.
During the course of this conference call and webcast we will be making a number of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about Bookham Avanex and the proposed combination that the companies jointly announced earlier today; potential synergies and cost savings of such combination and the timing thereof; future financial and operating results; quarterly synergies; the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services.
Such forward-looking statements are based on the current beliefs and expectations of Bookham’s and Avanex’s management, and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which a difficult to predict and generally belong beyond the control of Bookham and Avanex.
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009

Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors. Further information about the risks inherent in these forward-looking statements is contained in the joint investor presentation that was filed with the SEC today, and in the most recent Form 10-Q, most recent Form 10-K, and other periodic reports filed by Bookham and Avanex with the SEC.
Neither Bookham nor Avanex assumes any obligation or intends to update any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition, during this call we will be referring to non-GAAP financial measures. With respect to any of these non-GAAP measures directly comparable generally accepted accounting principal measures are set forth in a reconciliation of GAAP to non-GAAP measures, and included in our earnings release as Bookham’s earnings release, which is available in the Investor section of Bookham’s website.
In connection with the proposed combination, Bookham intends to file documents with the SEC, including a Registration Statement on Form S-4, containing a joint proxy statement and prospectus. Investors and security holders are urged to read carefully the joint proxy statement/prospectus when it is filed with the SEC, and other documents filed by either company with the SEC relating to the proposed combination when they are filed, because they will contain important information.
Our speakers today are Alain Couder, President and CEO of Bookham; and Dr. Giovanni Barbarossa, President and CEO of Avanex; and Jerry Turin, CFO of Bookham. I would now like to turn the call over to Alain.
Alain Couder — Bookham, Inc. — President, CEO
Good afternoon. I think today is a quite exciting day. And Giovanni and I will go through the set of slides. I am assuming that each of you have a slide in front of you, and we will be referring to the number on the slide.
First of all, let me tell you that both management teams are eager to make that a success. The industry has been talking about that for quite some time, but today we’re announcing that it can happen.
The other thing is that, as we talk about the combined merged company, we will refer to the new company, because the two management teams believe we need to get the new name to the company. And the two teams will be working together and make it successful.
One thing, which I think is unique to this merger, and for you, investor or analyst, it is quite important. The two companies are focused on metro and long-haul. And therefore together we are going to be an extremely powerful company on that segment of the telecommunication market.
I’m going to skip over page 1 and page 2. You can read it at your leisure. And Jim already read part of it to you.
Now on page 3, if you have already read the press release, you already read this. But let me go through the major points. From a product standpoint, the joint product line on the metro and long-haul market gives us best in class for most product lines for this market. And in particular we’re very well-positioned for 40 Gbs and 100 Gbs and reconfigurable network. We will continue also to leverage our telecom technologies for selected other markets, like Bookham has been doing in the past.
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009

But in terms of operational capability, clearly also we have the same customer many times. One is very strong, the other less strong. So I think a broader product line will allow us to accelerate the customer penetration.
In terms of R&D, I share with you quite often that the vertical integration has its limitation, and that therefore we could not necessary spend enough R&D on each product line. The two companies together can really do that, and in that particular market probably spend more R&D than any of our competitors. So we look at this as a very important competitive advantage.
Also from a manufacturing viewpoint, the two companies are very complimentary. Avanex was fully outsourced. We were fully insourced. And I don’t think the answer is an all answer; the answer is an and answer. Now we will have access to insource and outsource and make sure we maximize our gross margin as a result of that.
Financially we will discuss that more, but we will be accretive in the first full quarter after close. The return on investment in terms of restructuring is one of the best I’ve ever seen. That means we will be spending less than $7 million to generate about $20 million of synergy in the first year.
And cash wise, although we have to pay for the fees and also for the restructuring, the cash after one year of the new company will be more than the sum of the cash that could have been the two stand-alone companies. So cash is very important in a downturn, as you know.
Moving on to page 4, so this is the transaction summary that you can read in the press release. It is going to be a new company with a new name. The ratio is 53.25% for Bookham and 46.75% for Avanex.
And this merger can be very successful, because we have very talented people in both companies. And we have selected talented people from those two companies both for the new executive team and for the new Board.
Several times when we met — I mentioned that the merger of equals are difficult to achieve. We have been very careful in making sure that we could succeed. And the chemistry between the two management teams that we have seen so far have been outstanding. And the enthusiasm of both teams is also very important, so I am totally convinced that this merger will be a success.
Now moving on to the following page, which is page 5, you have here the revenue of the company and in the industry. So you clearly are looking at this slide of a Tier 1 type of company, Finisar, JDSU and Opnext. And then Bookham and Avanex, with many others, we’re kind of Tier 2 companies. But I think that by putting out two revenues together, we can really start playing in the Tier 1 camp. And we can become involved in long-haul and metro market as probably one of the largest, if not the largest company, in that market segment.
So why do you think we believe that we are such powerful together? Let me explain that on the following slide. On the following slide we have looked at all the products and offerings which are important for the metro and long-haul market. As you can see, the two companies complement each other very well. Meaning if in one case one company is very strong, the other company is less strong, or we should say weak to be fair sometime.
But if you put together the two companies, you end up with the right-hand column. And as you can see, we are almost the market leader everywhere. We still have to gain some market share in the transmission module and in the WSS ROADM, but [DSR] I think we are extremely well-positioned.
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009

As you can read from this slide, Avanex brings modulator, micro-optics, dispersion compensation product with signal generation, switches, modules, as well as advanced subsystems. And Bookham has been — clearly we discussed that many times in the past — very strong at the chip level with indium phosphide technology and gallium arsenide, addressing both the marine and terrestrial markets. And whether it is a pump or high-performance tunable lasers, receiver, advanced transmission and amplification modules. So the two together make it very strong.
In fact, if you turn the page and go to page 7 now and compare to competition, it is very clear that in that market segment, not only JDS has a similar offer to ours. The other ones are point offer that address only a portion of the market. And it comes straight out of this slide. I don’t need to go much beyond that.
Turning to page 8 now, the growth in bandwidth is, and has been, there despite the downturn. If you look at it worldwide, we’re reading that bandwidth demand is still continuing to grow pretty fast in countries like South Africa, China, India. And even in the US the demand for bandwidth continue to be there.
This is a unique opportunity for the new company. Giovanni has a very strong track record in the optical technology. I think he is much better skilled than I am to explain to you how the technologies that the new company has can really be winning in this market.
Giovanni Barbarossa — Avanex Corporation — President, CEO
Let me make a couple of points about what the real needs today for the network operators are. There is no doubt the carriers are facing substantial challenges to contain the cost of ownership of their networks as they experience an unprecedented growth in traffic.
Now as a combined company, we will enable the full spectrum of next generation solutions that the carriers need to contain the CapEx, as well as the OpEx. And basically we will combine leadership in those segments — in those fastest-growing segments of our market, which is important for the growth of the combined company.
So those are tunable transmission, spectrally efficient transmission, high-speed transmission, as well as low power consumption and automated regeneration solutions. And finally, what we call intelligent reconfigurable wavelength management solutions.
If we go to slide 9, that gives you a picture of our presence as a combined company that we will have as soon as we close. With our combined product portfolio we basically have technology and market leadership in transmission, regeneration and wavelength management, in terminal as well as line applications, in metro as well as long-haul and submarine networks. Our combined component technology will basically differentiate our modular and subsystem solutions for all optical metro needs.
If we go to page 10, this is a pretty compelling value proposition that the combined company would be able to provide to our customers. OEMs require next generation solution at lower cost. As a combined company, owning the chip and the component technology and the modular design will enable the combined company to extract cost from the subsystems products through software and hardware integration, and provide better integrated solutions that will be able to meet the aggressive cost targets of our customers.
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009

The ROADM node subsystem is a very good example of how the combined company can provide a competitive and differentiated solution by leveraging pump laser and filter technology in amplifier and wavelength selective switch models modules to provide best in class ROADM solutions on a blade.
If we go to page 11, this is another example of where the combined company will be able to excel in the market. The combined portfolio of technologies and products in transmission will enable us to address several next generation needs end-to-end.
For example, for high-speed spectral efficient transmission applications, we will be able to own the component and model technology that enables the special modulation format, but also tunable dispersion compensation solutions, which basically complement each other to provide system designers a bold differentiated product portfolio to address higher transmission speed application at 40, as well as 100 Gbs.
So we are very excited about this combination, which will overall improve with strengthen our position in the market.
Now let me turn the presentation back over to Alain.
Alain Couder — Bookham, Inc. — President, CEO
By the way, I hope you appreciate that mix of French accent and Italian accent, as each cadence gets the music to this merger that will be very successful, I can tell you.
Together, I think the relationship with our customer, equipment vendor are going to be quite strong. I already referred to that. The new company has good relationships with all those customers. And as, for instance, Avanex is very strong with Alcatel, while Bookham is getting design wins that doesn’t have a lot of revenue yet. Bookham’s two top customers, Nortel and Huawei, are not as strong for Avanex, but clear opportunity for their products.
So this will allow the new company to accelerate penetration in each of these two accounts. And there is very little product overlap, so we do not expect to lose much revenue as a result of this combination. Just the other way around. We think the opportunities for customer penetration will, in fact, accelerate the growth.
As you will remember, I have been focusing on ease of doing business. That isn’t the extremely important for the company to be successful. The new company will continue to support this goal, and also continue to push innovation.
Moving to page 13, I don’t want to forget what we’re doing in non-telecom markets. I think this is a big asset for us in terms of stability of our business. We have three major customers, ASML, Roche and Yokogawa in that business.
And in the March quarter last year, these businesses grew while telecom was going down. And this time we expect something similar to happen for the March quarter. Plus it does leverage the other technology investment we have in telecom, so I think it is great that we continue to do that.
Now turning to page 14, if you look at the company from a geographic viewpoint, it does strengthen the footprint of the company, the 24 by 7 presence, and the support which is so important for our telecommunication customer. It also de-risk some area. For instance, as you know, Bookham has moved all its manufacturing to Shenzhen. But
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009

Shenzhen is performing very well. That was a single point of failure. And Avanex has outsourced a lot of it to Fabrinet, although they were more diversified than we are.
So we are de-risking manufacturing, but at the same time we’re going to be able to play between in-house and outsource and be able to get — make sure that Fibernet gives us the best margins, that our internal people manage to get the best benchmark in term of manufacturing productivity, efficiency, quality and so on. So this is going to strengthen a lot what each of the two companies was able to do alone.
In terms of customer service, for instance, in Japan and Italy Avanex has a good presence. And customers — some business we will be able to give better service to our Japanese and Italian customers. And Bookham has strong presence in UK and China, and we will be able to give better services to the Avanex customer.
In terms of R&D, we have started some R&D a little more than a year ago in Shenzhen, as Bookham. But Avanex started more than four years ago an R&D center in Shanghai, which has some very good skills and very good processes that we will both leverage and strengthen and complement what Bookham has been doing in the past.
I’m sure you’re waiting for page 15, because this is where, as our investor, you really try to understand, whether it is accretive or not. Let’s go to page 15. On page 15 the source of synergies on the top left of the slide are improved gross margin from combination of in-house and outsource. I think I already mentioned that.
The leverage model, as we put more in Shenzhen. Clearly we will be producing better gross margin. And when Jerry goes through our December number, he will be able to give you the proof of that.
But at the same time, we have been working with Fabrinet as a supplier for quite some time. They’re doing an excellent job. So in summary, Fabrinet and others have contracted to do the same, so in the end I expect a boost in gross margin from this combination of in-house and outsource.
Supply chain saving is obvious. You don’t need two supply chains for one company, so we have some saving here. In terms of R&D, we will leverage a global presence with high skill, a lot of experience in the Western world with low-cost region R&D, with enthusiasm, energy and all of that. I think this works to our advantage.
And in term of sales we will be combining the sales organization. We don’t need two account managers per customer. We will be able to serve more customers better as a result of that.
And obviously a public company costs a lot of money. We have to deal with all the filings, the investor relationships and all of that. So we will be keeping only one public company, and that is another significant savings.
All of those efficiencies, we have looked at them and see how much it is going to cost to restructure and take advantage of all those. And if we had done that several years ago, it could have been quite expensive, but each company has done a great job to clean its own house and to end up very complementary.
As a result of that, we will spend no more than $7 million in restructuring. And we will be generating $20 million out of the synergy in the first full quarter of the company. I think this is pretty good. If you want to have a higher number, the first full quarter multiplied by 4 will be $28 million, with less than $7 million spend at that time.
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009

This is very exciting. Beyond that, we have not looked at yet at other potential synergy. We have new opportunity to expand quickly to new customers. But also, as we grow the business, there is more product possible. For instance, a pump into an Avanex amplifier is a clear opportunity, and others that we will be looking at in a lot of detail.
This deal is financially very compelling. And I would like to turn to slide 16, which is questions you always ask me. When are you going to be profitable and what is your target cost structure?
This is an example. It is very difficult in this downturn to really get to a very precise number. But the way we have done it is sizing the improvement that will result from the creation of the new company. The last two columns are the cost structure of each company for the cumulative 12 months ending in September ‘08. That means September ‘08, because we’re announcing our result today, but Avanex will announce only next week.
The total Bookham revenue is 12 months finishing last September, we have $247 million, for Avanex $198 million, a total of $445 million. If you divide that by 4, that is about $110 million. And therefore after 12 months of operating together, that means the first full quarter we believe that the new company, at the level of about $110 million per quarter, assuming the economy recovers enough to get there, we will be able to generate about 7% of operating margin. So if you compare that to the last year Avanex and Bookham number, this is about a jump of 10 points at a similar level of revenue.
I think this is quite compelling by itself. And we’re going to keep long-term our model to grow to 10% operating margin. And as you know, we have significant tax losses, and they are available as tax credits for the future, so we’re not being taxed for some time. So I think the new company clearly has a very exciting cost structure.
Moving to page 17, this here we’re looking at the new organization. We selected the best people for a given job. At the Board level we have three from Avanex, including Giovanni himself. We have three from Bookham, including Bernard Couillaud, who will be the Chairman, and plus myself, who will be part of the Board and be the CEO of the new company.
Giovanni beyond being on the board, is also excepted to work with me for several months after closure to help me make sure that we do the merger successfully, also put the company on the right track from a strategic viewpoint.
As you can see from this slide, the company will be made of three telecom divisions — three divisions, two telecom and one non-telecom. And with support from the various other functions, that means technical functions, sales and marketing, finance and so on. And Jerry will continue to be the CFO, and James will be COO.
One thing I would like to mention to you, in order to get to the absolute personal conviction that the merger was doable, we did a two-day off-site of the team management teams. And I think the chemistry of working together was there. The eagerness of winning together was there. And that makes me very convinced that this new management team, supported by this very good Board, will make the new company a success.
So now to page 18. I am not going to add anything. This is a repeat of the first slide. As I said, we are ready to win together. But before I conclude, I would like to have Jerry go through the Bookham results.
Jerry Turin — Bookham, Inc. — CFO
The message we want to convey today from a Bookham stand-alone quarter point of view is that we continued to execute improvements in our business that allowed us to maintain our cash balances, our non-GAAP gross
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009

margins, and our adjusted EBITDA prior to the impact of a bankruptcy filing by a major customer on January 14, 2009.
Because of the significance of this event, I will try to be clear in describing the related impact on key financial statement accounts as I move along. Revenues in our second quarter fiscal 2009, which ended on December 27, 2008, were $50.2 million compared to $66.5 million in our September quarter and $59 million in the same quarter of the prior fiscal year.
Our revenue this quarter would have been $55.6 million, if not for the impact of deferring revenue recognition on $4.1 million of shipments to Nortel as a result of its bankruptcy filing on January 14, and on another $1.3 million of shipments to a contract manufacturing customer, which had the close of a financing delayed by the same filing. Even prior to deferring those revenues, it still corresponds to an $11 million decrease in revenues quarter on quarter.
Huawei was a major customer in the quarter, with revenues of $7.4 million or 15% of our revenues. Nortel was also a major customer, with revenues of $5.4 million or 11% of our revenues. These revenues exclude $5.4 million of revenues deferred in connection with the bankruptcy filing described earlier.
Our non-GAAP gross margin for the quarter was 19% compared to 26% last quarter and 24% in the same quarter in the prior year. Non-GAAP gross margin excludes $0.3 million of stock compensation this quarter, and $0.4 million of onetime costs associated with our transfer of photonics manufacturing operation from San Jose to Shenzhen, China. This transfer is now substantially done, and we expect the cost savings to begin to appear in our March quarterly results, with the full effect expected to be captured in our June quarter.
The revenue deferrals described above impacted our gross profit line by their full dollar amounts. Excluding the impact of these deferrals, our non-GAAP gross margin would have been 27%. This means that we executed improvements in our underlying business that delivered a 1% increase in our non-GAAP gross margin quarter over quarter, even while the underlying level of business dropped by the $11 million described earlier. Later Alain will provide some data points on how our business model improvements are reflected from an EBITDA breakeven point of view.
Unfortunately, while our margin improvement momentum sustained our gross margins, as described above, even through the revenue decrease this quarter, we do not believe that this momentum will be enough to hold margin steady through the revenue decrease, which we’re guiding to for the March quarter. As a result, we are also guiding to a non-GAAP gross margin decrease in the March 2009 quarter compared to our current quarter non-GAAP gross margin of 27%, which excludes the impact of the revenue deferrals. This expected decrease is almost a direct function of lost contribution due to lower expected revenues.
That said, as of now we do expect March to be our low point in revenues through the economic downturn, although visibility is not good, and this should not be taken as any form of guidance for the June 2009 quarter or beyond.
Moving on, our research and development expenses were $6.9 million this quarter, a decrease of $1 million compared to $7.9 million last quarter, and also down from $8.2 million in the same quarter of the prior year. Our R&D expenses this quarter included $200,000 of stock compensation.
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009

Our selling, general and administrative expenses were $9.3 million this quarter, a decrease of $1.4 million compared to $10.7 million last quarter, and also down from $12.2 million in the same quarter of the prior year. Our SG&A expenses this quarter included $500,000 of stock compensation.
Coming out of the September quarter, we identified and implemented cost reduction plans through the September quarter on which we had executed successfully. In addition, our operating expenses and our manufacturing overhead continue to benefit from the dollar’s stronger position relative to the British Pound Sterling.
The average rate applied to our June results was $1.98 to the pound. In the September quarter it was $1.85. And this December quarter it is $1.62. And it has since fallen further and has recently been hovering down below $1.40.
Our depreciation and amortization in the December quarter were $2.8 million and $0.4 million, respectively, compared to $3 million and $0.5 million last quarter.
This quarter we recorded an impairment of goodwill charge of $7.9 million. This was in response to economic conditions and related impacts on our market capitalization that together comprised a triggering event. This is a preliminary estimate, and the full evaluation will be completed during the March quarter, and this could lead to a refinement of the charge.
Restructuring charges this quarter were $0.5 million compared to $1.5 million last quarter. This quarter the charges were in connection with our transfer of photonics manufacturing operations from San Jose to Shenzhen. As mentioned above, this transfer is substantially complete, and we do not expect any significant restructuring charges in the March quarter. This expectation would of course change upon closing the transaction with Avanex.
Our non-GAAP operating loss for the quarter was $6.4 million compared to $0.8 million last quarter. Our net loss was $6.5 million compared to a net income of $2.2 million in the prior quarter. Our net loss for the quarter includes a gain of $9.9 million on foreign exchange, primarily related to the conversion of foreign currency denominated balances on the books of our overseas subsidiaries to US dollars. This compares to a gain of $6.5 million last quarter.
Net loss for the December quarter also includes the $7.9 million goodwill write-off discussed earlier, and the impact of the $5.4 million in revenue deferrals also discussed earlier.
Our share count at the end of December was approximately 100 million. And this should stay relatively consistent at the end of March. Of course, this would increase significantly upon the close of the transaction with Avanex.
Moving to the balance sheet, our cash, cash equivalents, restricted cash and short-term investments were $44.7 million at the end of the December quarter compared to $43.2 million at the end of September. Even with the revenue drops discussed earlier, we were able to hold our cash balances relatively steady, increasing them by $1.5 million.
The major movements in cash flow were $1.8 million generated from adjusted EBITDA, excluding the deferred revenue impact; $3.7 million for CapEx; and approximately $2.2 million generated from the net change in working capital, which reflects the revenue deferrals as well as collection of some September overdue receivables in the first week of October.
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009

Let me speak a little more specifically about the cash flow collection implications of the revenue deferrals discussed earlier piece by piece. As to collection of the $1.3 million of billings deferred on shipments to a contract manufacturer, these seem to be contingent on the closing of a financing that was delayed as a result of the bankruptcy announcement. We understand there may have been some positive movement on this front, although neither the timing nor the result is at all certain.
Collection on a $4.1 million of billings deferred on shipments to the major customer is best analyzed in two pieces. We understand from council that $2 million of this is in a priority class with a reasonable likelihood of collection; however, with uncertainty as to timing.
The collection of the remaining $2.1 million will largely be a function of the success of the customer’s ability to restructure and exit bankruptcy. While we expect to eventually collect some percentage of this balance, the amount collected, if any, and the timing are uncertain.
Prior to the announcement of this bankruptcy, we would have hoped to manage our cash balances to remain above $40 million at the end of the upcoming March quarter, even on our lower revenue guidance. However, as collection of any of these deferred revenue amounts in March is subject to significant doubt, we now expect cash balances to drop below $40 million at the end of the March quarter.
Our overall accounts receivable dropped to $33.1 million at the end of December compared to $51.2 million at the end of our September quarter. This drop is primarily due to lower revenues, including the revenue deferrals discussed earlier, and collection of some receivables that have been held over at the end of September and paid in the first week of October.
Our inventories were $58.4 million at the end of December, relatively flat compared to $58.5 million at the end of our September quarter. Our fixed assets were $32.5 million at the end of December, compared to $32.7 million at the end of our September quarter. Our CapEx of $3.7 million was largely offset by $2.8 million of depreciation in the quarter.
Our total current liabilities were $36.6 million at the end of December compared to $41.1 million at the end of September, primarily associated with the decrease in accounts payable.
To conclude on the balance sheet, let me remind you that we have no debt on the books, and that we have access to amounts available under a $25 million line of credit in addition to our cash, cash equivalents and short-term investment balances.
Now before I turn it to Alain, let me speak to our guidance for the quarter ended March 28, 2009. This guidance assumes no turnaround of the deferred revenue items discussed above.
Given the economic conditions, there is less visibility than typical, and accordingly our guidance ranges are more broad than normal. As mentioned earlier, while we expect March to be our low point in revenues through the downturn, visibility is not good, and this should not be taken as any form of guidance for the June fiscal quarter.
For the March quarter we expect revenues to be in a range of $43 million to $50 million. We expect non-GAAP gross margin, which excludes stock compensation, to be in a range of 15% to 22%. We expect adjusted EBITDA to be in a range of negative $6.5 million to negative $1.5 million. Alain?
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009

Alain Couder — Bookham, Inc. — President, CEO
I tell you, I am quite pleased with what we have achieved in the last quarter. We acted very quickly when the downturn hit, and the result is that we were able to preserve cash. And the gross margin, if we take the Nortel bankruptcy out, would have been up 27% compared to the 26% of the September quarter, but with $11 million less in revenue. That means we really have a production machine increasing profitability which is on the move, and this is the situation as we decided to merge with Avanex.
What we have done beyond the financial and the gross margin, we expanded our customer base with increased momentum in Japan, where we secured two new tunable laser design wins with key customers. The largest US carriers are adopting DQPSK. And as you know, this is a modulation techniques that we have chosen for our photonic integrated chips. And this will pay off. As you know, as we integrate more, we will reduce cost and power consumption, which is key to the future of very high-speed network.
We will continue to be a supplier of choice to tunable 40 G DPSK transponder and line card solution. Last quarter we closed three transponder and three line card design wins. That is very nice momentum for future revenue. We got our first preproduction DQPSK, a 40 G transponder, and shipped our first devices to customers.
So in summary, around the 40 Gbs, I think we are engaged with most Tier 1 vendors for either component or transponder, and either a DPSK or DQPSK. So we are quite well positioned.
We also launched in relation with high speed our new ultracompact gain block for 40 G and 100 G single channel amplifier. We also launched out of our Zurich lab the next generation, high-power laser multi-emitter device that take high-power laser to 25 watts.
All these accomplishments illustrate our core competence at the chip level thanks to the people’s skills and experience. I am quite proud of the engineers I meet when I travel. They really have terrific experience and great feel and great dedication to make the company successful.
As we continue our efforts to better serve our customer, we received the Huawei Excellent Core Partner Award as the fiber home preferred supplier award. I think this is the best demonstration of our ability to serve customers is getting awards from those. And this is a great recognition for manufacturing execution where we are doing everything we can to combine flexibility and responsiveness, and also ability to resolve issues that our customer encounter at the last minute and try to serve them the best we can.
We also completed the transfer of most of our San Jose operation to Shenzhen, which will improve the profitability of our PTS division, as we have been discussing in the past.
In terms of the R&D market, our PTS division has grown 17% from the December quarter over the September quarter. In that market we are probably gaining market share as we speak. I am quite excited about that.
So bottom line, in the past few months we lowered our adjusted EBITDA breakeven to about $53 million. And while we continue to provide good services to our customer, and we continue to innovate, which is measured by the number of design wins that we have been having recently.
So that is quite an exciting position to be in. And as you know, it is in a downturn when you gain market share and make a real difference. I think we’re very well-positioned to do that. And as we merge with Avanex, the new
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009

company will be even stronger. We expand our modulator footprint and therefore give choices to our customer. We also bring to our amplifier capabilities the best in class amplifier platforms, the Oasis platform from Avanex, best in class dispersion composition, and more as Giovanni explained to you. So that is going to be the ability to accelerate customer penetration.
And based on the current thought on timing and execution of synergy, we expect, as I said before, to generate $20 million of total savings over the course he first year, while we spend less than $7 million in that same period for restructuring.
I believe this merger is an extremely exciting opportunity, and I would be very happy to discuss it further with all of you, but for the time being, operator, could you open the line for questions. Thank you.
QUESTION AND ANSWER
Operator
(Operator Instructions). John Harmon, Needham & Company.
John Harmon — Needham & Company — Analyst
A few questions please. I guess, first of all, regarding your optical amplifier. I believe Avanex is the market leader, and Bookham has a pretty good business as well. I don’t know if you want to talk about specific share, but do you anticipate any issues with the Department of Justice regarding your market concentration in this area?
Alain Couder — Bookham, Inc. — President, CEO
No, we do not expect any problem, because we are complimentary in terms of customers. There is only one follow-up with one customer that we have in common. And there we don’t have a lot of competition, therefore we don’t expect any issue as a result of that.
What we do expect is that the know-how and the technicality of the Bookham chip pumps and others, filters, etc., combined with the very flexible Oasis platform from Avanex, is going to be a huge competitive advantage. And. Giovanni, do you want to add something to that?
Giovanni Barbarossa — Avanex Corporation — President, CEO
Absolutely. The combination is obviously compelling. But the science comes — the combination of the technologies, not necessarily by the addition (technical difficulty).
John Harmon — Needham & Company — Analyst
I’m here. I lost you for a second. (technical difficulty).
Operator
Pardon me. This is the operator. Mr. Harmon, you have a lot of background noise coming from your line. While they are answering the questions is there any way you can mute your phone?
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009

John Harmon — Needham & Company — Analyst
No, I’m at a tradeshow. It is a noisy place. I can mute the phone for a second, but it will be hard for me to hear the answer. I will try it. Thank you.
Alain Couder — Bookham, Inc. — President, CEO
Do you have another question?
John Harmon — Needham & Company — Analyst
Sorry. I am at Photonic West, it is a bit noisy here. I apologize. My second question is, you talked about taking the best of both manufacturing approaches — Bookham vertically integrated and Avanex outsource. Given that Avanex uses a large contract manufacturer, which I believe is about 15% gross margin, wouldn’t it make sense to integrate most of Avanex products in Shenzhen? And would you have room for it if you wanted it to?
Alain Couder — Bookham, Inc. — President, CEO
We will want to look at it on a case-by-case basis. My expectation is that we will be able to put some more in Shenzhen when it makes sense from a transfer viewpoint. But we will also be able to negotiate with Fabrinet and others. And the fact that you have both gives you an ongoing benchmarking capability, which I think is extremely useful to get both your internal team and your contract manufacturing to continue to improve.
I don’t want think we want to switch to one or the other. Like I said, before in the past, I said when Shenzhen will be full, we will not build another Shenzhen, we will start outsourcing. The new company is there already. So we will certainly keep a significant portion of our manufacturing outsourced.
Giovanni Barbarossa — Avanex Corporation — President, CEO
But there is no doubt that both companies combined will have more leverage than on a stand-alone basis. So that is very key.
John Harmon — Needham & Company — Analyst
Then just maybe a quick one. Third, do any of your transponders use external modulators? It seems like you have two competing technologies in this area. Thank you.
Alain Couder — Bookham, Inc. — President, CEO
We can talk about two competing or two complementary technologies. Some customers like to design with one technology. The indium phosphide allows photonic integration. The lithium niobate allows for better performance. But Giovanni, you know that better than I do. Do you want to add something to that?
Giovanni Barbarossa — Avanex Corporation — President, CEO
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009

No, I think you said exactly the right word, which is the technologies have been very complimentary for the past at least 15 years. And as indium phosphide has improved performance at 10 G and below, I think on 40 G and above there is definitely — especially for spectral efficiency, what we call the special tolerant applications. And high-performance application in general I believe lithium niobate has a long way to go. And in terms of roadmaps, the two roadmaps will have to be realigned to each other to make sure that we catch the maximum amount of possible market with both technologies.
So I don’t believe that there are in competition, but they are actually very synergistic from the standpoint in catching the widest possible transmission component market application.
Operator
Ajit Pai, Thomas Weisel Partners.
Ajit Pai — Thomas Weisel Partners — Analyst
A couple of quick questions. I think the first one is just looking at your target operating model for the combined company, where you talk about the fourth quarter post close target, the gross margins, R&D, SG&A, etc., and then the long-term target. Could you give us your expectation of what the combined revenue run rate will be for achieving the fourth full quarter post close target of 31% gross margins, 12% R&D, 12% SG&A and then the 7% non-GAAP?
Alain Couder — Bookham, Inc. — President, CEO
What I said is about in the $110 million third quarter level, which would be similar to what the past 12 months, finishing last September, would be. And right now we expect the economy to recover in such a way that we can achieve that in the first full quarter. But maybe it will recover faster, then we recover slower. If anybody has a crystal ball a year from now, let me know.
Ajit Pai — Thomas Weisel Partners — Analyst
Right now when you’re just looking at your receivables, I think you have talked about something. I don’t completely understand the breakdown of revenue, so I would like to have you walk us through it a little bit more.
But when you’re looking at the increase in receivables from your June quarter to your September quarter, it went from $45.7 million all the way up to $51.2 million. Now your receivables have fallen quite materially. Much more than just your Nortel exposure to about $33 million. So I’m trying to understand what the driver of that is, because you only had about, I think, less than $5 million of open receivables to Nortel. So what really drove that sharp drop of the collections? How much of it was better collection, how much of it was other write-offs?
Jerry Turin — Bookham, Inc. — CFO
The big thing is, even ignoring the Nortel deferral, our revenues went down $11 million quarter to quarter, so that has a direct impact on your receivables. So you add that up with the Nortel, and that is a big part of the change you are talking about.
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009

Otherwise we had about $6 million of receivables in the last week of September that had been carried over and paid in the first week of October in this past quarter. And we talked about that last quarterly call as well. So if you add up those three factors, you’ll see how the change works.
Ajit Pai — Thomas Weisel Partners — Analyst
Right. But there are no charge-offs other than Nortel in this particular quarter?
Jerry Turin — Bookham, Inc. — CFO
Just the specific items referred to in the call, Nortel and the contract manufacturer.
Ajit Pai — Thomas Weisel Partners — Analyst
Got it.
Alain Couder — Bookham, Inc. — President, CEO
There is the write-off in particular.
Ajit Pai — Thomas Weisel Partners — Analyst
And then just from a pricing environment, when you’re looking across the board, you watch this weakness both in the last quarter. Your guidance for the next quarter also appears to be showing greater and greater softness in terms of end customer demand. So I am not necessarily looking for a forecast on when you’re going to see the uptick, but we would love to get two things. One is whether the pricing environment is deteriorating? As demand drops, capacity utilization falls, both in your case as well as your competitors, as people try and maintain share.
And the second would be in terms of geography is there any color that you can give us? Is the Huawei business much stronger than North American and European business? Any other trends that you can provide for us?
Alain Couder — Bookham, Inc. — President, CEO
I think in term of geography, there is certainly more momentum with carriers outside of the US, like South America, India, China and so on. And this does reflect in their suppliers. The Huawei and the Alcatel who are serving those markets seem to be well-positioned.
But at the same time I don’t think we should discount the US suppliers. They are also seeing some momentum. Right now, like Jerry said, our visibility at the March quarter will be the lowest quarter. So hopefully this will continue to be that way. But clearly we have everything we need to preserve cash in this difficult environment and emerge with more market share.
I mentioned all the design wins in particular that we’re getting at this point in time. And this close cooperation, we have the R&D organization of our customer. I think this is absolutely unique. The win of two major customers in Japan, where we have been fairly weak so far, is a very nice expansion of our footprint. So it is not only a matter of market, I think you should look at our ability to gain market share and more customers as well.
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009

Ajit Pai — Thomas Weisel Partners — Analyst
Right. And pricing?
Alain Couder — Bookham, Inc. — President, CEO
Excuse me.
Ajit Pai — Thomas Weisel Partners — Analyst
On the pricing front, have you watched material deterioration in your ability to —?
Alain Couder — Bookham, Inc. — President, CEO
We have seen the usual price pressure and price decrease barrier. I don’t think we have seen anything different from what I have seen in the past in term of price pressure.
Ajit Pai — Thomas Weisel Partners — Analyst
Then one broader question just in terms of the merger. Were you in discussions over the past couple of months with other parties in terms of potential mergers? And this applies to both companies. Like is the industry preparing for much further consolidation, did you get that feeling? And how long was this particular discussion — the one you had that you have announced today, how long was it in serious progress?
Alain Couder — Bookham, Inc. — President, CEO
I can tell you that I have been only 18 months in this industry, and everybody is talking to everybody in the industry. You know, if you’re having lunch with CEO and others, we talk to each other all the time. Very clearly. In the recent months Giovanni and I have been talking in detail and making sure that we would be able to make this merger successful. And you see today the result of it.
Operator
(Operator Instructions). Paul Bonenfant, Morgan Keegan.
Paul Bonenfant — Morgan Keegan — Analyst
My first question is a housekeeping one. I’m wondering if you could give us the breakdown between the telecom and non-telecom revenue? And in the past you have talked about tunables. I know you don’t disclose it as a percentage of revenue, but if you could tell us whether it increased or decreased sequentially?
Alain Couder — Bookham, Inc. — President, CEO
Jerry?
Jerry Turin — Bookham, Inc. — CFO
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009

The non-telecom was 12.8. And the amount from the revenues I will give you the telecom — the remainder is the telecom.
Paul Bonenfant — Morgan Keegan — Analyst
And the tunables?
Jerry Turin — Bookham, Inc. — CFO
The tunables — let me just —.
Alain Couder — Bookham, Inc. — President, CEO
As you can see, we’re not as well-prepared as we usually are because we have been dealing with the merger. So we have to use our cheat sheet. I’m sorry about that.
Jerry Turin — Bookham, Inc. — CFO
It was about 15% of revenue, about $8.3 million.
Paul Bonenfant — Morgan Keegan — Analyst
And your guidance relative to the reported revenue of $50 millionish is for sales down — or sales flattish to down 14%. If I were to include the revenue — deferred revenue, it would be down 11% to 23% sequentially. I’m wondering if you could speak to whether that is broadbased or specific to one or two customers? I know you just talked about it in the context of geography.
And maybe while answering that question you could update us — last quarter you had talked about three North American customers bleeding down inventory, and whether that persists or has been corrected either in part or in whole?
Jerry Turin — Bookham, Inc. — CFO
I think it is fairly broadbased within the telecom group. I think the non-telecom sectors it has a little bit soft for a few quarters now, so we don’t see any additional softness in that business for us. But I can’t really isolate the March within Telecom. I think it is general softness.
As far as the inventory adjustment, we see a little bit of that coming back in March, but not appreciable. But we see more of that coming back in the June quarter, which is one reason why we see, at least for now, March is the trough, with June likely moving up. But again, that is framed within the broader economic conditions out there and limited visibility.
Paul Bonenfant — Morgan Keegan — Analyst
Switching over to a couple of questions on the merger. Did you talk about how that $7 million in synergies would be spread across COGS and OpEx?
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009

Alain Couder — Bookham, Inc. — President, CEO
No, we did not, and we do not intend to disclose that.
Jerry Turin — Bookham, Inc. — CFO
We have done our initial work trying to scope some of the potential savings out. But keep in mind that we’re two separate companies, and final decisions can’t be final until the deal is closed and you’re one entity moving forward.
Paul Bonenfant — Morgan Keegan — Analyst
I’m just guessing that some of that was either implicit or explicit in your targets. Your long-term targets, which seem quite aggressive relative to the current operating models, especially the long-term targets of 35% gross margin, 25% OpEx, 10% operating margin.
I thought I heard you say that some of these assumptions were based on an annual runrate of $445 million or $110 million per quarter based on year-to-date results in September. Obviously, the conditions have deteriorated since then. What if the economy doesn’t recover, do you have a lower bound for your expectations?
Jerry Turin — Bookham, Inc. — CFO
From a synergy point of view that is not based on a higher revenue level, that is based on existing runrate. As far as achieving the twelve-month target, clearly there is kind of a modest recovery built into that, but that is largely synergies and execution.
And as far as the long-term model, I think you have to look at what historically each company has attained on its own, and think about the incremental contribution of the synergies of the companies above that to get to that long-term model.
But clearly there is the synergies. Clearly there is economic recovery. And clearly there is an assumption of revenue growth beyond that and getting to the long-term model.
Paul Bonenfant — Morgan Keegan — Analyst
One last question, if I may. And maybe this is for Giovanni. The deal seems to currently value Avanex at a share price below cash. Am I doing my math wrong?
Giovanni Barbarossa — Avanex Corporation — President, CEO
I think just to work on a contribution analysis probably.
Jerry Turin — Bookham, Inc. — CFO
I think that our cash — the Bookham market cap alone isn’t much more than cash. So I think you have to look at it how we looked at it, is there is a pair of companies thinking about the contribution that each brings in terms of historical results, pro forma results, prospective results, mutual cash balances. And that is really what it was based on, really thinking about the core businesses and what each party brings to table, rather than market caps. One of
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009

which is below cash by far and one of which is just hovering around cash, neither of which is really a normalized valuation by any degree.
Alain Couder — Bookham, Inc. — President, CEO
If we had to agree on market cap, we would have been renegotiating every week, because they were moving up and down for both one. So I think we have done a very thorough analysis of each company contribution, and that is how we came up with this price. I don’t know if, Giovanni, do you want to add something to that?
Giovanni Barbarossa — Avanex Corporation — President, CEO
I think exactly. A very good opportunity for Avanex shareholders to get back the valuation that should be attributed to the Company versus what the market cap stays today.
Alain Couder — Bookham, Inc. — President, CEO
I hope you guys — investors as a result of that we give as a multiple of this Tier 1, and not keep us in the penalty box. That is what we expect.
Operator
Hamed Khorsand, BWS Financial.
Hamed Khorsand — BWS Financial — Analyst
I just wanted to get an understanding as to what are you seeing in the March quarter that you are suggesting that this might be a bottom in the guidance that you are providing?
Jerry Turin — Bookham, Inc. — CFO
One thing we see, which I mentioned I think in the previous response, is that our December quarter was impacted by some inventory adjustments at three customers that we talked about last quarter.
Some of that inventory correction comes back through in the June quarter. So aside from seeing March as a bottom, we see some upside in that and some continuing modest strength in non-telecom. We don’t necessarily see a broad economic recovery by any stretch. And certainly there is limited visibility looking into that time frame.
Hamed Khorsand — BWS Financial — Analyst
Then also with this merger does Alcatel get opted out of options on the Avanex contract once the merger is complete?
Alain Couder — Bookham, Inc. — President, CEO
I don’t think it is the right time to discuss this. The deal will be approved and then we will analyze that situation.
Hamed Khorsand — BWS Financial — Analyst
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009

Then given the scenario that is going on in the environment, what made you guys say, okay, we should do the merger now? I just want to get an understanding of the timing of the merger, given that we’re just trying to see what is happening on the optical and com equipment side right now because of the macroeconomic conditions.
Alain Couder — Bookham, Inc. — President, CEO
The now or later is always a question. I think that when we start looking at the two companies as they are today, the financials are very compelling in term of getting the two companies together now.
Why should we wait while we can do it now in a very efficient way? So I am always of the idea that when you can make a decision today, you just do it and execute. Then you can move to the next step. And I think this is something that Giovanni and I have done. We have discussed it in detail with the two management teams, and we got convinced that we can succeed in doing this merger. You want to add something?
Giovanni Barbarossa — Avanex Corporation — President, CEO
Absolutely. I thought the question was why we didn’t do it yesterday. The reality is that the synergies are very evident, and especially in this market conditions, the best way to preserve our cash. That is a very compelling reason to merge now that and not keep spending money chasing the same customers and so forth, especially with duplicate salesforces and duplicate financial teams and duplicate Boards and so forth. We just have to synergize and save the cash and return the best possible investment to our shareholders.
Jerry Turin — Bookham, Inc. — CFO
I think the same is true in any market — in a strong market, in a recovering market, in a market still feeling soft. It is a deal where companies together are stronger than individually. So timing aside, we think it is a deal that makes sense.
Hamed Khorsand — BWS Financial — Analyst
I think I missed — this next question I have is, do guys have a target date as to when this merger will be completed?
Jerry Turin — Bookham, Inc. — CFO
I think we’re thinking three to five months. It is a function of regulatory review processes, SEC reviews, if any. And we have to get through that process to understand exactly what the time frame looks at. But we’re certainly moving right into the next phase of that process.
Alain Couder — Bookham, Inc. — President, CEO
The only thing we know is that we have no antitrust review. So that is going to help going fast. But the faster we can do, the faster we will do it.
Operator
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009

Russ Piazza, Front Street Capital Management.
Russ Piazza — Front Street Capital Management — Analyst
I was wondering how much of the potential cost savings that you had talked about with outsourcing, insourcing is built in to the $28 million that you had described earlier?
Jerry Turin — Bookham, Inc. — CFO
Really very little, if any, is built in. From an operation side of it there is some supply chain synergies. There is some modest assumptions, but there is no significant assumptions about dramatic movements of products or dramatic improvements in leverage. We think that is more of an operation execution upside as opposed to the automatic synergies that come from just doing the deal itself.
Alain Couder — Bookham, Inc. — President, CEO
I think this is what we will be working on between announcement and closure. As we now can talk openly to our people and to Avanex and other, we will get a much better idea of what we can get. So we have been fairly conservative so far.
Russ Piazza — Front Street Capital Management — Analyst
Thank you so much. And we’re pulling for all your efforts here. Thank you.
Operator
At this time we have no further questions. I would like to turn it back to Alain for any closing remarks.
Alain Couder — Bookham, Inc. — President, CEO
No, I just — I have no specific remarks, expect to say we’re both very excited. Giovanni, I don’t know if you want to add something to that.
Giovanni Barbarossa — Avanex Corporation — President, CEO
Absolutely that we look to combining.
Alain Couder — Bookham, Inc. — President, CEO
And the two management teams are eager to work together. And so the sooner we can close, the sooner we can make it happen. Thank you for your participation.
Giovanni Barbarossa — Avanex Corporation — President, CEO
Thank you.
Jerry Turin — Bookham, Inc. — CFO
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009

Thank you.
Operator
Ladies and gentlemen, that does conclude our conference for this afternoon. Thank you very much for your participation. You may now disconnect.
Conference Call Transcript
Summit IR Group Inc.
Jan. 28, 2009